May 12, 2025

Christian Sedor
Chief Accounting Officer
Arhaus, Inc.
51 E. Hines Hill Road
Boston Heights OH 44236

       Re: Arhaus, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41009
Dear Christian Sedor:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Comparison of the Years Ended December 31, 2024 and December 31, 2023, page 51

1. We note the 1.3% increase in net revenue reflects a decrease in comparable growth and an increase from newly opened showrooms. To the extent possible, please discuss and quantify each material factor causing the change, including changes that offset one another. Refer to Item 303 of Regulation S-K.
 May 12, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services